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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor Pickering, Holt & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5100
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisianna, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/21/14

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Advisors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA GUIBERTEAU
Notary Public, State of Texas
My Commission Expires
January 10, 2015

Signature

Chief Financial Officer

Title

2/28/14

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor, Pickering, Holt & Co. Advisors, LLC

Statement of Financial Condition
December 31, 2013

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Tudor, Pickering, Holt & Co. Advisors, LLC

Statement of Financial Condition
December 31, 2013

Tudor, Pickering, Holt & Co. Advisors, LLC
Index
December 31, 2013

Page(s)

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Independent Auditor's Report

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Advisors, LLC

We have audited the accompanying statement of financial condition of Tudor, Pickering, Holt & Co. Advisors, LLC, as of December 31, 2013.

Management's Responsibility for the Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Advisors, LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

Tudor, Pickering, Holt & Co. Advisors, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	15,323,929
Other trade receivables, net of allowance of $1,054,626		1,454,622
Other assets		227,670
Total assets	$	17,006,221
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	336,431
Payables to affiliates		6,393,399
State and franchise taxes payable		226,954
Total liabilities		6,956,784
Commitments and contingencies		
Stockholder's equity		
Additional paid in capital		2,106,825
Retained earnings		7,942,612
Total stockholder's equity		10,049,437
Total liabilities and stockholder's equity	$	17,006,221

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Advisors, LLC (the "Company"), a Delaware Limited Liability Company, was formed in May 2011. In February 2012 the Company received regulatory approval to operate as a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. The Company is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2013, the Company was registered as a limited broker-dealer in 3 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(i) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 28, 2014, which is the date the financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company has established an allowance for doubtful accounts to estimate the risk of loss associated with accounts receivable balances. The Company's policy for determining the allowance is based on factors that affect collectability, including (a) historical trends of write-offs, recoveries and credit losses; (b) the credit quality of our customers and (c) projected economic and market conditions. The Company believes the allowance is adequate to absorb any known or probable losses as of December 31, 2013.

Fair Value Measurements

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well

as unobservable parameters. Any such valuation adjustments are applied consistently over time, if determined to be appropriate.

The Company's financial instruments include cash and cash equivalents, receivables from affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes
As the Company is a limited liability company meeting certain requirements, it is classified as a single member limited liability company and is disregarded for federal income tax purposes. Thus, the Parent is responsible for the reporting of federal taxable income on its proportionate share of the limited liability company's taxable income. The Company is however subject to state and franchise taxes.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness, as defined by the rule. At December 31, 2013, the Company had net capital of $8,367,144, which resulted in excess net capital of $7,903,359. The Company's ratio of aggregate indebtedness to net capital was 0.83 to 1.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. Financial instruments within the scope of these disclosure requirements are included in the following table.

	Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 15,323,929	$ -	$ -	$ 15,323,929
Other trade receivables	-	1,454,622	-	1,454,622
Total assets	$ 15,323,929	$ 1,454,622	$ -	$ 16,778,551
Liabilities and subordinated borrowings				
Accounts payable and accrued liabilities	$ -	$ 336,431	$ -	$ 336,431
Payables to affiliates	-	6,393,399	-	6,393,399
Total liabilities and subordinated borrowings	$ -	$ 6,729,830	$ -	$ 6,729,830

Certain financial instruments that are not carried at fair value on the Consolidated Balance Sheets are carried at amounts that approximate fair value, due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

4. Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consisted of the following as of December 31, 2013:

	December 31, 2013
Trade accounts receivable	$ 2,509,248
Less: Allowance for doubtful accounts	(1,054,626)
Accounts receivable, net	$ 1,454,622

5. Employee Benefit Plan

The Company's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an affiliate of the Company. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

6. Related Party Transactions

Rent expense is paid by an affiliate of the Company. The Company reimbursed the affiliate for usage of office space through payment of a facility fee. The fee is calculated based upon divisional headcount each month.

The Company uses a variation of the Parent name, and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Company's revenue.

The Company receives administrative services, including payroll, health care and the defined contribution plan, in accordance with the service agreement between the Company and Tudor, Pickering, Holt & Co. Management, LLC. Under the service agreement the Company pays a fee based upon 5% of employee related expenses reported by the Company, excluding stock-based compensation expenses.

The Company made two distributions to the Parent during the year ended December 31, 2013. Distributions of $10,000,000 and $8,000,000 were made in May and December 2013, respectively.

As of December 31, 2013, the Company has outstanding payables to affiliates which are shown separately on the statement of financial condition. The Company settles receivables and payables with affiliates, in cash, within 12 months of incurrence.

7. Concentration of Credit Risk and Sector Risk

The Company maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

The Company generates the majority of its revenues from customers within the energy industry. Therefore the Company is subject to geographic, general economic and political conditions which could negatively impact the energy industry and/or the Company's revenue.

8. Share-Based Compensation

The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). As of December 31, 2013, the Parent's Series G had 157,563 Units remaining for future issuance. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined on the date of grant using the Monte Carlo valuation model based on the following assumptions:

	December 31, 2013
Expected volatility	52.50 %
Risk free rate	0.90 %
Expected dividend yield	0.00 %

Expected volatility is based on the volatility of similar companies in the industry. The risk-free rate is based on the 10-year Treasury rate. In addition, a discount of 41.4% for lack of marketability of the Units was used to determine the fair value of the Units granted.

A rollforward of nonvested Units under the Plan as of December 31, 2013 is presented below:

Nonvested Units		Fair Value*
Nonvested at January 1, 2013	54,459	$ 61.09
Granted	3,907	43.15
Vested	(31,887)	53.73
Forfeited	(4,956)	67.77
Nonvested at December 31, 2013	21,523	$ 67.19

* Weighted average grant-date fair value amount for Series G Units in the Parent

The Parent's total weighted average grant-date fair value of units that vested during the year ended December 31, 2013 was $1,713,426. As of December 31, 2013, the Parent's total unrecognized compensation cost related to nonvested Units granted was $693,148. The cost is expected to be recognized by the Company or its affiliates over a weighted average period of 1.15 years.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2014, which is the date the financial statements were available for issuance.

On February 26, 2014, the Company distributed $6,000,000 to the Parent.

In February 2014, the Parent issued 10,167 Series G Units to employees of the Company

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